PROSPECTUS
                            THE STEAK N SHAKE COMPANY
                                53,832 SHARES OF
                                  COMMON STOCK





                              TERMS OF THE OFFERING


- Alva T. Bonda, Charles E. Lanham, J. Fred Risk, John W. Ryan and James Williamson, Jr., some of our current and former directors, and the estate of Neal Gilliatt, former director, are offering to sell up to 53,832 shares of our common stock and related preferred stock purchase rights under our shareholder rights plan. For ease of reference, in this prospectus we refer to the shares of stock and rights offered for sale by the selling shareholders collectively as the shares.

- The selling shareholders will receive all of the net proceeds from the sale of the shares.

- The selling shareholders will sell the shares over time through brokers at market prices or in negotiated transactions.

- On June 3, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $ 17.60 per share.

- Our common stock is traded on and price information is reported by the New York Stock Exchange under the symbol "SNS".

-  As  of  the date of this prospectus, none of the selling shareholders has any
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agreement  with  any  broker  or  dealer with respect to the sale of the shares.
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THIS INVESTMENT INVOLVES RISK. SEE THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Additional information regarding our business is available to you without charge upon written or oral request to us. Please contact David C. Milne, General Counsel and Secretary, by mail at The Steak n Shake Company, 500 Century
Building, 36 South Pennsylvania Street, Indianapolis, Indiana 46204, or by telephone at (317) 633-4100.

The date of this prospectus is June 4, 2004.

                                TABLE OF CONTENTS
TERMS  OF  THE  OFFERING
RISK FACTORS                                          3
THE COMPANY                                           5
USE OF PROCEEDS                                       5
SELLING SHAREHOLDERS                                  5
PLAN OF DISTRIBUTION                                  7
LEGAL MATTERS                                         8
EXPERTS                                               8
WHERE YOU CAN FIND MORE INFORMATION                   8
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE     8

                                  RISK FACTORS
     Certain statements contained in this prospectus and in other reports the Company files with the Securities and Exchange Commission ("SEC") contain forward-looking information. In general, forward-looking statements include estimates of future revenues, cash flows, capital expenditures, or other financial items, and assumptions underlying any of the foregoing.

Forward-looking statements reflect management's current expectations regarding future events and use words such as "anticipate", "believe", "expect", "may", "will", and other similar terminology. These statements speak only as of the date they are made and involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Several factors, many beyond our control, could cause actual results to differ significantly from our expectations. Some of these factors are as follows:



Our ability to attract and retain guests to our restaurants is dependent upon our ability to execute our operating initiatives effectively. If we do not deliver an enjoyable dining experience to our guests they may not return to our restaurants, and our results may be negatively affected.

Changes in economic conditions may impact our guests' discretionary spending.
If guests choose not to spend money on dining at our restaurants, our results
May be negatively affected.

Our unique advertising and marketing programs are an essential part of our plan to attract and retain guests. If these programs do not continue to be as effective at attracting guests in the future as they have been in the past, our results may be negatively affected.

Many of our restaurants are located in the Midwest portion of the United States.
During the first and second fiscal quarters, many restaurants face harsh winter weather conditions, which may make it more difficult for guests to visit our restaurants. If guests are unable to visit our restaurants, our sales and operating results may be negatively affected.

Our associates are essential to the operation of our restaurants and our ability to deliver an enjoyable dining experience to our guests. If we are unable to attract and retain qualified restaurant personnel at a reasonable cost, and if they do not deliver an enjoyable dining experience, our results may be negatively affected.

Our menu offerings include Steakburgers, chicken sandwiches, french fries, and hand-dipped milk shakes. If consumer tastes change, or consumer behavior changes based on publicity or concerns relating to food safety, food-borne illnesses or changes in dietary preferences, and we are unable to meet these changes in demand, our results may be negatively affected.

Our expansion plans are based on identifying opportunities for new restaurants in new and existing markets. Our plans also involve identifying new franchisees and expanding relationships with current franchisees. If the Company and its franchisees are unable to locate suitable sites for new restaurants, negotiate acceptable lease or purchase terms, and meet construction schedules, our expansion plans may be negatively affected.

Many of our associates are paid wages that relate to federal and state minimum wage rates. Any changes in minimum wage rates may significantly increase our operating costs.

Changes in accounting standards promulgated by the SEC and the Public Company
Accounting Oversight Board and other authorities may affect our reported
Financial results.




The foregoing list of important factors is not intended to be all-inclusive as other general market, industry, economic, and political factors may also impact our operations. Readers are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus, as we assume no obligation to update forward-looking statements.

WE  FACE  SIGNIFICANT  COMPETITION  ON  A  NATIONAL  AND  LOCAL  BASIS.

     The restaurant business is one of the most intensely competitive industries in the United States, with price, menu offerings, location and service all being significant competitive factors. Our competitors include national, regional and local chains as well as local, owner-operated establishments. There are established competitors with greater financial and other resources in all of our current and proposed future market areas. We face competition for sites on which to locate new restaurants, as well as for personnel and guests. The restaurant business is often affected by changes in consumer tastes and by national, regional and local economic conditions and demographic trends. The performance of individual restaurants may be affected by factors such as traffic patterns, demographic factors, harsh weather conditions, and the type, number and location of competing restaurants. Additional factors that may adversely affect the restaurant industry in general, and our restaurants in particular, are inflation of food, labor and associate benefit costs, and difficulty in attracting qualified management personnel and hourly associates.

GOVERNMENTAL  REGULATION  AFFECTS  OUR  OPERATIONS  IN  A  NUMBER  OF  WAYS.

     We are subject to various federal, state and local laws affecting its business. Each of our restaurants is subject to licensing and regulation by a number of governmental authorities, including health and safety and fire agencies in the state and municipality in which the restaurant is located. The development and construction of restaurants is subject to compliance with applicable zoning, land use and environmental regulations. Difficulties in obtaining, or failure to obtain, the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

     Our restaurant operations are also subject to federal and state minimum wage laws and laws governing such matters as working conditions, child labor, overtime and tip credits. Many of our restaurant associates are paid at rates related to the federal and state minimum wage laws, and accordingly, further increases in the minimum wage would increase our labor costs.

     We currently have franchise operations in eight states -- Georgia, Illinois, Indiana, Kentucky, Mississippi, Missouri, North Carolina and Tennessee -- and is subject to certain federal and state laws controlling the offering and conduct of our franchise business in those states. In addition, we are subject to franchise registration requirements in several states in which it is now conducting or will conduct its franchise business in the future.

OUR  EXPANSION  PLANS  ARE SUBJECT TO RISKS, INCLUDING LOCATING ATTRACTIVE SITES
AND  QUALIFIED  FRANCHISEES.

     We intend to continue to expand our Steak n Shake restaurants through both opening and operating Company-owned Steak n Shake restaurants and franchising additional restaurants with new and current franchisees. Meeting our expansion goal is dependent upon our continued success in addressing factors relevant to our expansion plan. Those factors include, but are not limited to:
-     locating  available  and  attractive  sites  for  new  restaurants;
-     negotiating  acceptable  purchase  or  lease  terms  for restaurant sites;
-     availability  of  adequate  financing  for  our  expansion;
- ability to attract qualified franchisees and the ability of franchisees to perform their obligations to us;
-     hiring,  training  and  retaining  competent managers and other personnel;
-     obtaining  necessary  governmental  permits  and  approvals;  and
- suitable economic and business conditions in the markets in which our restaurants are to be located.

Some of the factors on which the success of our plan depends are not within our control.

WE  DEPEND  ON  OUR  KEY  PERSONNEL.

     We are dependent upon the continued availability of the services of our executive officers. The loss of the services of key personnel could have a material adverse effect on our business.

THE  MARKET  PRICE  OF  OUR  COMMON  STOCK  MAY  FLUCTUATE  SUBSTANTIALLY.

     Our quarterly operating results, those of other restaurant companies, changes in general conditions in the economy, the financial markets, natural disasters, terrorist activities, changes in earnings estimates or recommendations by research analysts, or other developments affecting us, our competitors, or the restaurant industry could cause the market price of our common stock to fluctuate substantially. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.

                                   THE COMPANY

We are primarily engaged in the ownership, operation and franchising of Steak n Shake restaurants through our wholly-owned subsidiaries, Steak n Shake Operations, Inc. and Steak n Shake, L.P. Founded in 1934 in Normal, Illinois, Steak n Shake is one of the oldest restaurant chains in the country. As of April 7, 2004, our fiscal second quarter end, we had 356 Company-owned restaurants and 59 franchised restaurants located in 19 midwestern and southeastern states. Steak n Shake restaurants are generally open 24 hours a day, seven days a week, and in addition to our core menu, offer a breakfast menu during breakfast hours. During fiscal 2003, lunch and dinner sales accounted for approximately 36.4% and 44.4% of sales, respectively, while breakfast and late night sales accounted for 7.1% and 12.1% of sales, respectively.

                                 USE OF PROCEEDS

The shares being offered were issued by us to the selling shareholders pursuant to their exercise of stock options granted to them in their capacities as directors pursuant to our Nonemployee Director Stock Option Plans for 1998, 1999, and 2000 (the "Plans"). We will receive none of the proceeds from the sale of the shares being offered. All proceeds from the sale will be paid to the individual selling shareholders.

                              SELLING SHAREHOLDERS

The following table sets forth certain information with respect to the selling shareholders as of the date of this prospectus. Charles E. Lanham, J. Fred Risk, John W. Ryan and James Williamson, Jr. are currently directors of the Company. Alva T. Bonda retired from the Board of Directors on February 9, 2000. Neal Gilliatt died while serving as Director Emeritus of the Company in September, 2000. Mr. Gilliatt's options may be exercised by his estate pursuant to the terms of the Plans.

We do not know when or in what amounts the selling shareholders may offer shares for sale. The selling shareholders may elect not to sell any or all of the shares offered by this prospectus. Because the selling shareholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the selling shareholders after completion of the offering, we cannot estimate the number of the shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by the prospectus will be held by the selling shareholders.

The following table sets forth, to our knowledge, information concerning the selling shareholders as of May 7, 2004.


                                                                     PERCENTAGE OWNED AFTER
                                         SHARES REGISTERED              SALE OF ALL SHARES
NAME. . . . . . . . . .  SHARES OWNED        HEREUNDER                 REGISTERED HEREUNDER (7)
-----------------------  ------------  ---------------------------  --------------------------------------------------------------
Alva T. Bonda               112,035 (1)         8,422                         *
Estate of Neal Gilliatt      27,832            11,722                         *
Charles E. Lanham           391,480 (2)         8,422                        1.5%
J. Fred Risk                116,299 (3)         8,422                         *
John W. Ryan                 19,382 (4)         8,422                         *
James Williamson, Jr.       326,752 (5)         8,422                        1.3%
                         -----------          --------                      -----
  Total                     993,780 (6)        53,832                        3.6%
                         ===========          ========                      ======




     _______________
     *   Less  than  1%.



(1) Includes 70,458 shares held by the Bonda Family Limited Partnership, and 2,000 shares held by a marital trust, with respect to which he disclaims beneficial ownership.

(2) Includes 9,300 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 10,928 shares owned of record and beneficially by Mr. Lanham's wife, with respect to which he disclaims beneficial ownership, and 21,750 shares held by Hartford Heritage, LLC, of which Mr. Lanham is Managing Member.

(3) Includes 9,300 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 7,726 shares owned of record and beneficially by Mr. Risk's wife, with respect to which he disclaims beneficial ownership.

(4) Includes 9,300 shares which may be acquired pursuant to stock options exercisable within 60 days.

(5) Includes 9,300 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 19,011 shares owned of record and beneficially by Mr. Williamson's wife, with respect to which he disclaims beneficial ownership.

(6) Includes 37,200 shares which may be acquired pursuant to stock options exercisable within 60 days.

(7) Based upon 27,455,223 total shares of common stock outstanding as of May 7, 2004, as listed on our most recent Form 10-Q for the period ended April 7, 2004, which was filed with the SEC on May 19, 2004.

                              PLAN OF DISTRIBUTION

TRANSACTIONS. The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The term "selling shareholders" includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from one of the selling shareholders as a pledge, gift or other non-sale related transfer. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. The selling shareholders may offer and sell their shares in one or more of the following transactions:
-     on  the  New  York  Stock  Exchange
-     in  negotiated  transactions  or
-     in  a  combination  of  any  of  these  transactions

In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 (the "Securities Act") may be sold under Rule 144 rather than pursuant to this prospectus.

PRICES. The selling shareholders may sell their shares at any of the following prices:

-     fixed  prices  which  may  be  changed
-     market  prices  prevailing  at  the  time  of  sale
-     prices  related  to  prevailing  market  prices  or
-     negotiated  prices

DIRECT SALES; AGENTS, DEALERS AND UNDERWRITERS. The selling shareholders may sell their shares in any of the following ways:
-     directly  to  purchasers  or
-     to or through agents, dealers or underwriters designated from time to time

     Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both. The selling shareholders and any agents, dealers or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act") may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

SUPPLEMENTS. To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.

STATE SECURITIES LAWS. Under the securities laws of some states, the selling shareholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the selling shareholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

EXPENSES; INDEMNIFICATION. We will not receive any of the proceeds from the sale of the shares sold by the selling shareholders under this prospectus. We will bear all expenses related to the registration of this offering but will not pay for underwriting commissions, fees or discounts, if any. The expenses we will pay include:
-     all  registration  and  filing  fees
-     all  fees and expenses of complying with state blue sky or securities laws
-     all  costs  of  preparation  of  the  registration  statement
-     all  fees  of  our  counsel  and  independent  auditors

EFFECTIVENESS.   We intend to keep the Registration Statement of which this prospectus  constitutes  a  part  effective  until  the earlier of such time as:
- all of the shares covered by this prospectus have been disposed of pursuant to the Registration Statement or
- all unsold shares may be sold pursuant to Rule 144 without regard to any volume limitations.


                                  LEGAL MATTERS

The validity of the shares offered hereby have been passed on for us by Baker & Daniels, Indianapolis, Indiana.

                                     EXPERTS

Our consolidated financial statements as of and for the year ended September 24, 2003, incorporated by reference from our Annual Report on Form
10-K for the year ended September 24, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report, which is incorporated herein by reference. Our consolidated financial statements as of and for the years ended September 23, 2002 and September 26, 2001, incorporated by reference from our Annual Report on Form 10-K for the year ended September 24, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, which is incorporated herein by reference. Our financial statements are incorporated by reference in reliance on the reports of Deloitte & Touche LLP and Ernst & Young LLP, given their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

We  have  filed  a Registration Statement with the SEC under the Securities
Act that registers the sale of the shares of the Company's common stock and the related preferred stock purchase rights offered by this prospectus. The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about us, the common stock and the related preferred stock purchase rights. The rules and regulations of the SEC allow us to omit certain information included in the Registration Statement from this prospectus.

In addition, we file periodic reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers like the Company that file information electronically with the SEC. The address of that site is: http://www.sec.gov.
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                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.
This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about us and our financial condition.
1)     Annual  Report  on  Form  10-K  for  the  year  ended September 24, 2003.

2)     Definitive  Proxy  Statement  on  Schedule  14A, dated December 19, 2003.

3) Quarterly Reports on Form 10-Q for the periods ended December 17, 2003 and April 7, 2004.

4) Current Reports on Form 8-K filed on November 12, 2003, January 20, 2004, February 12, 2004 and May 4, 2004.

5) The description of our common stock set forth in the Registration Statement on Form 8-A, dated October 28, 1996, including any amendment or report filed with the SEC for the purpose of updating that description.

6) The description of our preferred stock purchase rights set forth in the Registration Statement on Form 8-A filed on May 17, 2001, including any amendment or report filed with the SEC for the purpose of updating that description.


In addition, all documents and reports filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain copies of any of the documents incorporated by reference in this document from the SEC through its web site or at the Public Reference Room at the address described above. Documents incorporated by reference are also available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:
                                 David C. Milne
                          General Counsel and Secretary
                            The Steak n Shake Company
                              500 Century Building
                          36 South Pennsylvania Street
                           Indianapolis, Indiana 46204
                            Telephone: (317) 633-4100
                               www.steaknshake.com

     WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS ABOUT THE OFFERING MADE BY THIS PROSPECTUS THAT IS DIFFERENT FROM, OR IN ADDITION TO, THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN ANY OF THE MATERIALS THAT WE HAVE INCORPORATED INTO THIS DOCUMENT. THEREFORE, IF ANYONE DOES GIVE YOU INFORMATION OF THIS SORT, YOU SHOULD NOT RELY ON IT. IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS DOCUMENT OR THE SOLICITATION OF PROXIES IS UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS DOCUMENT DOES NOT EXTEND TO YOU. THE INFORMATION CONTAINED IN THIS DOCUMENT SPEAKS ONLY AS OF THE DATE OF THIS DOCUMENT UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.